UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 2, 2020

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Market update report ANGLOGOLD ASHANTI DIVIDEND NEWS RELEASE FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2020

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

AngloGold Ashanti Doubles Dividend Payout Ratio on Stronger Balance Sheet, Improved Margins

(Press Release – JOHANNESBURG) – AngloGold Ashanti will double its dividend payout ratio, recognising the increase in profit margins and the ongoing reduction in borrowings and leverage.

The Company will now pay shareholders 20% of its free cash flow before accounting for growth capital expenditure, increased from 10% previously. The Company will also double the frequency of payouts from the current annual dividend declaration, to semi-annual payments. Proceeds from asset sales are excluded from this formula.

“This move demonstrates confidence in our ability to improve direct returns to shareholders whilst self-funding our growth projects and sustaining capital requirements,” said Christine Ramon, AngloGold Ashanti’s interim Chief Executive Officer.

AngloGold Ashanti has prioritised capital discipline and debt reduction over the past five years. Over that period, it has reduced its Adjusted net debt to Adjusted EBITDA ratio from a 2.29 times ratio at 30 September 2015, to a 0.36 times ratio at 30 September 2020. Over the same period, margins have widened, helped by operating efficiencies and a rising gold price. The Company has not issued new equity to shareholders for more than a decade.

The board will continue to exercise discretion in determining the quantum of the dividend, dependent on market conditions and capital requirements.

ENDS

2 November 2020
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite +27 11 637 6388/+27 83 301 2481 cnthite@anglogoldashanti.com
General inquiries media@anglogoldashanti.com

Investors
Sabrina Brockman +1 646 880 4526/ +1 646 379 2555 sbrockman@anglogoldashanti.com
Yatish Chowthee +27 11 637 6273 / +27 78 364 2080 yrchowthee@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322 fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019 and the Risk Factors section in AngloGold Ashanti’s Prospectus Supplement dated 28 September 2020, which have each been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information contained in this announcement has not been reviewed or reporting on by the Company’s external auditors.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: November 2, 2020

By:    /s/ L MARWICK
Name:    L Marwick
Title:    EVP: General Counsel, Compliance and Interim Company Secretary